

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 1, 2007

Mr. Dan Hamilton, Chief Financial Officer
Crystallex International Corporation
18 King Street East, Suite 1210
Toronto, ON M5C-1C4
Canada

     Re: **Crystallex International Corporation**
               Form 40-F for the Fiscal Year Ended December 31, 2005
               Filed March 31, 2006
               File No. 001-14620

Dear Mr. Hamilton:

     We have completed our review of your Form 40-F and related filings and have no further comments at this time.

               Sincerely,

               April Sifford
               Branch Chief